Exhibit 12.1
Regeneron Pharmaceuticals, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges
(Dollars in thousands)

						Nine months
						ended
	Years ended December 31,					September 30,
	2000	2001	2002	2003	2004	2005
Earnings:
Income (loss) from continuing operations before income (loss) from equity investee	($17,077)	($75,178)	($124,350)	($107,395)	$41,565	($65,781)
Fixed charges	1,309	3,888	13,685	14,108	14,060	10,260
Amortization of capitalized interest	—	—	—	33	78	58
Interest capitalized	—	—	(222)	(276)	—	—

Adjusted earnings	($15,768)	($71,290)	($110,887)	($93,530)	$55,703	($55,463)

Fixed charges:
Interest expense	$281	$2,657	$11,859	$11,932	$12,175	$9,035
Interest capitalized	—	—	222	276	—	—
Assumed interest component of rental charges	1,028	1,231	1,604	1,900	1,885	1,225

Total fixed charges	$1,309	$3,888	$13,685	$14,108	$14,060	$10,260

Ratio of earnings to fixed charges	(A )	(A )	(A )	(A )	3.96	(A )

(A)	Due to the registrant’s losses for the years ended December 31, 2000, 2001, 2002, and 2003, and for the nine months ended September 30, 2005, the ratio coverage was less than 1:1. To achieve a coverage ration of 1:1, the registrant must generate additional earnings of the amounts shown in the table below.

						Nine months
						ended
	Years ended December 31,					September 30,
	2000	2001	2002	2003	2004	2005
Coverage deficiency	$17,077	$75,178	$124,572	$107,638	—	$65,723